Elizabeth Stevens Duane Senior Counsel and Assistant Secretary PPL Services Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.4107 Fax 610.774.4177 esduane@pplweb.com
October 9, 2009
VIA EDGAR AND FEDEX
Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PPL Corporation
Form 10-K for the Year Ended December 31, 2008, filed February 27, 2009
Definitive Proxy Statement on Schedule 14A, filed April 8, 2009
Form 8-K, filed September 16, 2008
File No. 1-11459

PPL Electric Utilities Corporation Form 10-K for the Year Ended December 31, 2008, filed February 27, 2009 Definitive Information Statement on Schedule 14C, filed April 28, 2009 File No. 1-00905
Dear Mr. Owings:
This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 26, 2009, concerning the filings listed above for PPL Corporation (“PPL”) and PPL Electric Utilities Corporation (“PPL Electric” and, together with PPL, the “Companies”). We set forth your comments (displayed in bold) and our responses below.
General
1.	We note your responses to comments 3, 4 and 8 in our letter dated July 16, 2009. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.

Securities and Exchange Commission	- 2 -	October 9, 2009
Response: The Companies are providing the Staff with examples of disclosure for future proxy statement filings with the Commission that demonstrate the responses to comments 3, 4 and 8 in the Staff’s letter dated July 16, 2009 that were provided in the Companies’ previous responses in their letter to the Staff dated August 13, 2009. These examples are in the form of marked revisions to portions of PPL’s proxy statement and PPL Electric’s information statement for their respective 2009 annual meetings of shareowners (the “Proxy Statement” and the “Information Statement,” respectively). Because the comments in the Staff’s letters seek compliance only in future filings with the Commission, and to avoid confusion that may result from public disclosure of only portions of the revisions that the Companies will be making in future filings in response to all of the Staff’s comments, the examples are being provided to the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof.
With respect to comment 4 in the Staff’s letter dated July 16, 2009, which specifically addressed the operating objectives for Paul T. Champagne under PPL’s annual cash incentive award program, we direct the Staff’s attention to the disclosure under the caption “Severance Benefits Paid” on page 39 of the Proxy Statement, in which it is noted that, as a result of a restructuring of PPL’s business development function, Mr. Champagne resigned from PPL effective January 2, 2009 and his president position was eliminated. Accordingly, Mr. Champagne will not be a named executive officer for the fiscal year ending December 31, 2009 and providing an example of disclosure specifically relating to his operating objectives would not provide an example that would apply in future filings since, as noted in the Staff’s comment, he was the only named executive officer of PPL with operating objectives under the annual cash incentive award program. We believe, however, that the examples of disclosure relating to operating objectives under PPL’s annual cash incentive award program that are being provided to the Staff in respect of comment 8 in the Staff’s letter dated July 16, 2009, which specifically addresses the operational objectives of David G. DeCampli, James E. Abel and J. Matt Simmons, Jr. discussed in the Information Statement, are equal examples of possible future disclosure in the event that, in the future, another PPL named executive officer has operating objectives under the annual cash incentive award program, since the operating objectives for Mr. Champagne for 2008 were very similar in concept to those for Messrs. DeCampli, Abel and Simmons for 2008.
PPL Corporation
Form 8-K
2.	We note your response to comment 1 in our letter dated July 16, 2009. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Therefore, we reissue that comment and

Securities and Exchange Commission	- 3 -	October 9, 2009
again ask you to review your material agreement and file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement.
Response: As noted in the Companies’ response letter to the Staff dated August 13, 2009, the $385 million 364-Day Credit Agreement among PPL Energy Supply, LLC (“PPL Energy Supply”) and Wachovia Bank, National Association (“Wachovia”) and other lenders (the “Original Credit Facility”) terminated, under its terms, on September 8, 2009. On September 11, 2009, PPL and PPL Energy Supply filed a joint current report on Form 8-K (the “Form 8-K”), announcing PPL Energy Supply’s entry into a $400 million amended and restated 364-Day Credit Agreement with Wachovia and other lenders on September 8, 2009 (the “Replacement Credit Facility”). Attached as Exhibit 10(a) to the Form 8-K was a copy of the executed Replacement Credit Facility, which included all of the schedules and exhibits to the Replacement Credit Facility.
As the Replacement Credit Facility replaced the Original Credit Facility in its entirety, PPL believes that it would be confusing and misleading to investors to file now an amended current report on Form 8-K solely to include the schedules and exhibits to the terminated Original Credit Facility. Moreover, such schedules and exhibits would provide no benefit to investors because, as also noted in the August 13, 2009 response letter, PPL Energy Supply never in fact made any borrowings under the Original Credit Facility. Accordingly, and because PPL is now complying with the Staff’s comment in connection with new material contracts, we respectfully ask the Staff to reconsider its comment with respect to the Original Credit Facility.
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If you should have any questions regarding this letter, please contact me at 610-774-4107 (facsimile: 610-774-4177).

Sincerely yours,
/s/ Elizabeth Stevens Duane

Elizabeth Stevens Duane
Senior Counsel and Assistant Secretary

cc:	John Fieldsend Securities and Exchange Commission

James H. Miller PPL Corporation